# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocky Mountain Chocolate Factory, Inc., CIK 0001616262
CUSIP: 77467X101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 265 TURNER DRIVE, 265 TURNER DRIVE, DURANGO, Colorado (CO), 80202
Date of event which requires filing of this statement: 05/07/2026
Amends the filing with accession number 0001214659-24-015452
Filed by CIK 0002035146
Persons authorized to receive notices and communications: American Heritage Railways, 479 Main Avenue, Durango, Colorado (CO), 81301-5421, 970-259-0274

## Reporting persons
- American Heritage Railways, Inc. (CIK 0002035146): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 810,459; sole dispositive power 0; shared dispositive power 810,459; aggregate amount beneficially owned 810,459 (8.7% of the class)
  Comment: * Percentage calculated is based on 9,332,822 shares of common stock, par value $0.001 per share outstanding as of January 8, 2026, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2025, of Rocky Mountain Chocolate Factory, Inc.
- Harper Allen C (CIK 0001209750): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,911; shared voting power 810,459; sole dispositive power 1,911; shared dispositive power 810,459; aggregate amount beneficially owned 812,370 (8.7% of the class)
  Comment: * Percentage calculated is based on 9,332,822 shares of common stock, par value $0.001 per share outstanding as of January 8, 2026, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2025, of Rocky Mountain Chocolate Factory, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Rocky Mountain Chocolate Factory, Inc.
Address of issuer's principal executive offices: 265 TURNER DRIVE, 265 TURNER DRIVE, DURANGO, Colorado (CO), 80202
Comment: This Amendment No. 1 ("Amendment No. 1") relates to the Statement of Beneficial Ownership on Schedule 13D filed by American Heritage Railways, Inc. and Allen C. Harper (each, a "Reporting Person," and collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 28, 2024 (the "Original Filing"), and as amended by this Amendment No. 1, the "Schedule 13D") and relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Rocky Mountain Chocolate Factory, Inc., a Delaware corporation (the "Company" or "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Filing. Except as set forth herein, the Original Filing is unmodified.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) is hereby amended as follows: Allen C. Harper no longer serves in any capacity of the Company. The principal occupation of Allen C. Harper is a private investor.

## Item 4. Purpose of Transaction
Purpose of transaction:
The transactions described below ae reported for purposes of Item 5(c).
On February 19, 2026, the Reporting Person sold 2,000 shares at an average price of $2.6191 per share. On February 20, 2026, the Reporting Person sold 7,499 shares at an average price of $2.6015 per share. On February 25, 2026, the Reporting Person sold 430 shares at an average price of $2.601 per share. On February 26, 2026, the Reporting Person sold 18,715 shares at an average price of $2.6067 per share. On February 27, 2026, the Reporting Person sold 5,241 shares at an average price of $2.60 per share. On March 4, 2026, the Reporting Person sold 11,297 shares at an average price of $2.60 per share. On March 5, 2026, the Reporting Person sold 8,918 shares at an average price of $2.60 per share. On May 1, 2026, the Reporting Person sold 35,900 shares at an average price of $2.45 per share. On May 4, 2026, the Reporting Person sold 50,000 shares at an average price of $2.45 per share. On May 7, 2026, the Reporting Person sold 530 shares at an average price of $2.60 per share. On May 8, 2026, the Reporting Person sold 30,254 shares at an average price of $2.60 per share. On May 13, 2026, the Reporting Person sold 14,421 shares at an average price of $2.6027 per share. On May 14, 2026, the Reporting Person sold 4,336 shares at an average price of $2.60 per share.
The purpose of these transactions was investment purposes. These transactions were conducted for portfolio management and investment purposes. The Reporting Person reserves the right to make further purchases or sales of the Issuer's securities depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, American Heritage Railways, Inc. beneficially owns 810,459 shares of Common Stock, representing approximately 8.68% of the Issuer's outstanding Common Stock. As of the date of this Amendment, Allen C. Harper beneficially owns 812,370 shares of Common Stock, representing approximately 8.70% of the Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) American Heritage Railways, Inc. has shared voting and shared dispositive power with respect to 810,459 shares of Common Stock. Allen C. Harper has sole voting and sole dispositive power with respect to 1,911 shares of Common Stock and shared voting and shared dispositive power with respect to 810,459 shares of Common Stock.
Transactions in the class effected during the past sixty days: (c) The Reporting Person sold an aggregate of 189,541 shares of Common Stock in open-market transactions between February 19, 2026 and May 14, 2026 at prices ranging from $2.45 to $2.6191 per share.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
1 Joint Filing Agreement, dated June 10, 2026

## Signatures
- American Heritage Railways, Inc.: /s/ Allen C. Harper, Allen C. Harper, Chief Executive Officer (06/10/2026)
- Harper Allen C: /s/ Allen C. Harper, Allen C. Harper (06/10/2026)